21002984

)N

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: STOCK TRADERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd., Suite 271
(No. and Street)

(City) (State) 92647-3815 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff Joslin (714) 375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Tuttle & Bond, PLLC
(Name – *if individual, state last, first, middle name*)

1928 Jackson Ln.	China Spring	TX	76633
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jeff Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of STOCK TRADERS, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

[signature]
Signature

PRINCIPAL
Title

See Attached
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ______________________________
2 ______________________________
3 ______________________________
4 ______________________________
5 ______________________________
6 ______________________________

Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of Orange

Subscribed and sworn to (or affirmed) before me on this 17th day of February, 20 21, by
Date Month Year

(1) Jeffrey Alex Juslin

(and (2) ______________________).
Name(s) of Signer(s)

JANET ANGUIANO
Notary Public - California
Orange County
Commission # 2239536
My Comm. Expires Apr 23, 2022

Place Notary Seal and/or Stamp Above

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________________
Signature of Notary Public

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Annual Audited Report form

Document Date: February 17th, 2021 Number of Pages: ______

Signer(s) Other Than Named Above: no other signers

Stock Traders

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2020

Contents

Stock Traders

Independent Auditor's Opinion

For the Year-ended December 31, 2020

TuttleBond
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Proprietor of Stock Traders

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Stock Traders (the "Company") as of December 31, 2020, and the related statements of operations, proprietor's equity and cash flows for the year then ended, including the related notes (collectively referred to as "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that the audit provides a reasonable basis for our opinion.

Report on Supplementary Information

The accompanying information contained in the Supplementary Information section has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statement. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934 and, if applicable, under Regulation 1.10 under the Commodity Exchange Act. In our opinion, the information contained in the Supplementary Information section is fairly stated, in all material respects, in relation to the financial statements as a whole.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2021

We have served as the Stock Traders's auditor since 2019.

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Stock Traders

Financial Statements

For the year ended December 31, 2020

Stock Traders
Statement of Financial Condition
For the year ended December 31, 2020

Assets	
Current Assets	
Cash and Cash Equivalents	49,505
Securities Held for Sale	331,850
Commissions Receivable	10,774
Total Current Assets	392,129
Other Assets	
Lease (Right Of Use)	15,673
Security Deposit	890
Total Other Assets	16,563
Total Assets	**$408,692**
Liabilities and Owner's Equity	
Current Liabilities	
Accounts Payable	557
Commissions Payable	4,069
Total Current Liabilities	4,626
Long-Term Lease Liabilities	15,673
Owner's Equity	
Retained Earnings	245,368
Accumulated Other Comprehensive Income	143,025
Total Owner's Equity	388,393
Total Liabilities and Owner's Equity	**$408,692**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Comprehensive Income
For the year ended December 31, 2020

Total Revenue		$560,156
Expenses		
	Commissions	47,527
	Rent	10,404
	Dues and Subscriptions	5,933
	Accounting	5,365
	Telephone	2,689
	Supplies	1,267
	Insurance	933
Total Expenses		$74,118
INCOME FROM OPERATIONS		$486,038
OTHER INCOME (OTHER EXPENSES)		
	Interest and Dividend Income	$4,884
	Investment Income	($1,403)
Total Other Income		$3,481
INCOME BEFORE PROVISION FOR INCOME TAXES		$489,519
	PROVISION FOR INCOME TAXES	-
NET INCOME		**$489,519**
OTHER COMPREHENSIVE INCOME		
Unrealized Gain or Loss from for sale security		$64,100
COMPREHENSIVE INCOME		**$553,619**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Cash Flows
For the Year-Ended December 31, 2020

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income	**$489,519**
Adjustments to reconcile net income (loss) to net cash provided (used) by operations:	
Increases / (Decreases) in:	
Commissions Receivables	($843)
Accounts Payable	$481
Net cash provided by operating activities	**$489,157**
CASH FLOWS FROM FINANCING ACTIVITIES	
Owner's Draws	($481,994)
Security Positions	($64,100)
Unrealized Gain (losses)	$64,100
Net cash provided (used) by financing activities	**($481,994)**
NET INCREASE IN CASH	**$7,163**
CASH, beginning of year	$42,342
CASH, end of year	$49,505

The accompanying notes are an integral part of these financial statements.

Stock Traders
Statement of Changes in Ownership Equity
For the Year-Ended December 31, 2020

BEGINNING OWNER'S EQUITY, at December 31, 2019	**$316,768**
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	$489,519
Unrealized Gains (Losses)	$64,100
Owner's Draws	($481,994)
ENDING OWNER'S EQUITY, at December 31, 2020	**$388,393**

The accompanying notes are an integral part of these financial statements.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations - Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Revenue Recognition - The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

Revenue from contracts with customers includes commissions from retail, institutional, mutual funds and broker/dealer clients, and is recognized when promised goods or services are delivered to the client in an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Stock Traders
Notes to Financial Statements
As of and for the Year-Ended December 31, 2020
(Continued)

NOTE 2 - CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3 - SECURITY DEPOSIT/ OFFICE LEASE

In 2019, the Company renewed its lease agreement for its office space for three more years, now expiring on June 13th, 2022. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement between lessor and lessee. The remaining future long term lease liabilities are $15,673 and are listed as a liability on the balance sheet. The remaining future right-of-use value is $15,673 and is listed as an asset on the balance sheet.

NOTE 4 - FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2020.

NOTE 5 - REVENUES

Revenues for the year ended December 31, 2020 were as follows:

Commission Income	$	149,818
Management Fees		332,028
Mutual Funds Commissions		78,310
Total Revenues	$	560,156

NOTE 5 - SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through February 10, 2021, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Stock Traders

Supplementary Information Section

Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934

As of and for the year ended December 31, 2020

Stock Traders

Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Computation of Net Capital

Total Stockholder's Equity	$	388,393
Allowable Subordinated Loans	$	-
Non-Allowable Assets	$	16,090
Haircuts on Securities Positions		
Securities Haircuts	$	49,778
Undue Concentration Charges	$	34,237
Net Allowable Capital	$	288,288

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$	1,354
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$	50,000
Net Capital Requirement	$	50,000
Excess Net Capital	$	238,288

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	20,299
Percentage of Aggregate Indebtedness to Net Capital		7.04%

Computation of Reconciliation of Net Capital

Net Capital Computed and Reported on FOCUS IIA as o December 31, 2020	$	288,288
Adjustments		
Increase (Decrease) in Equity	$	-
Increase (Decrease) in Subordinated Loans	$	-
(Increase) Decrease in Non-Allowable Assets	$	-
(Increase) Decrease in Securities Haircuts	$	-
(Increase) Decrease in Undue Concentration Charges	$	-
Net Capital per Audit	$	288,288
Reconciled Difference	$	-

Stock Traders

Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2020

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2020, the Company had net capital of $288,288 which was $238,288 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 7.04%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's stated exemptive provisions of SEA Rule 15c3-3-3(k)2(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues that exceed $500,000 to file an Agreed Upon Procedures Report. In circumstances where the broker-dealer reports less than $500,000 in gross revenue they are not required to an Agreed Upon Procedures Report. Broker-dealers exempt from SIPC membership are required to file a copy of Form SIPC 3 evidencing exclusion from membership and an Agreed Upon Procedures Report. If required to filed, the relevant report shall be included in this Supplemental Information section. Please see that section in this reported for this information.

TuttleBond
Certified Public Accountants

Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-End December 31, 2020

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Jeff Joslin
Stock Traders
16152 Beach Blvd., Suite
271
Huntington Beach, CA
92647

Dear Jeff Joslin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stock Traders identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Stock Traders stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Stock Traders

Supplementary Customer Protection Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief, Stock Traders:

1. **Claims exemption 15c3-3(k)(2)(ii) from 15c3-3,**
2. **We have met the identified exemption from January 01, 2020 through December 31, 2020, without exception, unless, noted in number 3, below,**
3. **We have no exceptions to report this fiscal year.**

Regards,

Jeff Joslin
Sole Proprietor
Stock Traders

Stock Traders - (714) 375-1788 - jeff@stocktradershb.com

Stock Traders

Supplementary Auditor's Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

TuttleBond
Certified Public Accountants

Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2020

Report of Independent Registered Public Accounting Firm on Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Stock Traders is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2020, which were agreed to by Stock Traders and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Stock Traders's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Stock Traders's management is responsible for Stock Traders's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2020 through December 31, 2020 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

TUTTLE & BOND, PPLC
Tuttle Bond, PLLC

China Spring, Texas
February 10, 2021

Tuttle & Bond, PLLC
1928 Jackson Lane
China Spring, TX 76633
Ph: 512.967.3517 Fax: 832.534.4154
auditdocs@tuttlebond.com www.tuttlebond.com

Stock Traders

Supplementary Agreed Upon Procedures Report SIPC Reconciliation

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of 1934

As of the year ended December 31, 2020

SIPC 7 Reconciliation

Total Due	$ 225			
Overpayment Applied	$ -			
Balance Due after Applied Overpayment	$ 104			
		Date Paid:	Check #:	Paid To:
Paid with SIPC 6	$ 121	July 29, 2020	3638	SIPC
Paid with SIPC 7	$ 104	January 14, 2021	3659	SIPC
Total Paid	$ 225			
Reconciled Difference (Overpayment) Underpayment	$ (0)			